

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

January 18, 2018

Mr. Guy Bernstein
Chief Executive Officer
Formula Systems (1985) Ltd.
5 Haplada Street
Or Yehuda, 60218, Israel

> **Re:** **Formula Systems (1985) Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2016**
> **Filed May 16, 2017**
> **File No. 000-29442**

Dear Mr. Bernstein:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 3. Key Information

D. Risk Factors, page 6

1.  You disclose on page 20 that Sapiens results of operations in 2017 may be materially affected as a result of a software development breach disagreement with a significant customer. If material, revise to quantify any related trends, events or uncertainties that are reasonably expected to have a material impact on your liquidity, capital resources and /or results of operations, as a result of foregoing work on the project and the fact that the company does not expect to generate any further revenues from this significant customer. Refer to Item 5(D) of Form 20-F for guidance.

Item 5.  Operating and Financial Review Prospects

B.  Liquidity and Capital Resources, page 83

2.     Please revise to disclose the amount of cash and cash equivalents that are currently held outside of Israel and the impact if these funds were repatriated as noted in your response to our prior comment 1 in your letter dated December 31, 2014.

F.  Tabular Disclosure of Contractual Obligations, page 92

3.     Please revise to disclose the estimated cash requirements for interest on your debt obligations or tell us why such disclosure is not necessary.  Refer to footnote 46 in SEC Interpretive Release 33-8350.

Item 8.  Financial Information

A.  Consolidated Statements and Other Financial Information

Legal Proceedings, page 112

4.     You disclose on page 113, that "other than the particular material proceedings described above"…."as of the current time there is no reasonable possibility that we will incur material losses exceeding the non-material amounts already recognized."  Please clarify whether there is a reasonable possibility that you will incur material losses exceeding the amounts already recognized for the material proceedings disclosed on page 112.  If so, revise to disclose an indication of the uncertainties about the amount or timing of those outflows per IAS 37 paragraph 86.

Report of Independent Registered Accounting Firms, page F-2

5.     The audit report of Kost, Forer, Gabbay & Kasierer states that they did not audit the financial statements of a subsidiary which was audited by other auditors and that their opinion, insofar as it relates to the amounts included in respect of this subsidiary, is based solely on the reports of the other auditor.  As noted in Rule 2-05 of Regulation S-X and in prior comment 3 of our letter dated November 6, 2014, when a principal auditor makes reference to the work of another auditor in its audit report, the separate report of the other auditor shall be filed.  Accordingly, please amend your December 31, 2016 Form 20-F to include the other auditor's report.

Note 2:- Significant Accounting Policies

(1).Basis of Presentation of Financial Statements, page F-16

6.      We note that the auditor's report does not include an opinion on whether the financial statements comply with IFRS as issued by the IASB. We also note that you assert in your footnotes that your financial statements were prepared in accordance with IFRS.  Please confirm that your audit firm has opined on financial statements prepared in accordance with IFRS as issued by the IASB and that you have prepared your financial statements in accordance with the IFRS as issued by the IASB and amend your financial statement note and revise the audit report to comply.  If you are not able to provide that confirmation, please amend your filing to provide a reconciliation from IFRS to US GAAP. Refer to Item 17(c) of Form 20-F.

Form 6-K filed November 20, 2017

7.      We note that you present certain non-GAAP measures and non-GAAP guidance in your earning releases.  Please revise future filings to provide reconciliations of the most directly comparable financial measures calculated and presented in accordance with GAAP in accordance with Item 100(a)(2) of Regulation G.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Megan Akst, Senior Staff Accountant at (202) 551-3407 or me at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Senior Assistant Chief Accountant
Office of Information Technologies
and Services